EXHIBIT 12.1

Starbucks Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Quarter Ended	Fiscal Years Ended
	December 27, 2015	Sep 27, 2015	Sep 28, 2014	Sep 29, 2013	Sep 30, 2012	Oct 2, 2011
Earnings/(loss)(1)	$1,049.6	$3,903.0	$3,159.7	$(229.9)	$2,059.1	$1,811.1
Income from equity investees	(64.1)	(249.9)	(268.3)	(251.4)	(210.7)	(173.7)
Distributed income from equity investees	69.3	148.2	139.2	115.6	86.7	85.6
Amortization of capitalized interest	1.1	4.1	3.6	2.6	2.2	1.8
Fixed charges, excluding capitalized interest	84.4	326.5	310.1	237.7	224.5	252.0

Total earnings/(loss) available for fixed charges	$1,140.3	$4,131.9	$3,344.3	$(125.4)	$2,161.8	$1,976.8

Fixed charges:
Interest and debt expense(2)	$16.9	$74.2	$70.2	$38.5	$35.9	$37.7
Interest portion of rental expense	67.9	256.0	246.0	209.6	191.8	218.7

Total fixed charges	$84.8	$330.2	$316.2	$248.1	$227.7	$256.4

Ratio of earnings to fixed charges(3)	13.4	12.5	10.6	—	9.5	7.7

(1)	Earnings/(loss) represents income/(loss) from continuing operations before income taxes.
(2)	Includes amortization of debt-related expenses and interest capitalized during the period. Excludes interest on uncertain tax positions, which is recorded in income tax expense/(benefit) in the consolidated statements of earnings.
(3)	For the fiscal year ended September 29, 2013, our earnings were insufficient to cover fixed charges by $373.5 million. Fiscal 2013 results include a pretax charge of $2,784.1 million resulting from the conclusion of our arbitration with Kraft Foods Global, Inc.